NOTICE OF EXEMPT SOLICITATION

Name of the registrant:
Wells Fargo & Company

Name of person relying on exemption:
New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:
Office of the New York State Comptroller
Division of Legal Services
110 State Street, 14th Floor
Albany, NY 12236

Written material:

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Press release Issued by NYS Comptroller Thomas P. DiNapoli on April 19, 2018 entitled “NY State Comptroller DiNapoli: Wells Fargo needs to Pull Back the Curtain on its Incentive Pay Program, Troubled Bank Must Address Risks to its Customers and Investors.”

•	Text of Tweet released on April 19, 2018

NEWS
From the Office of the New York State Comptroller
Thomas P. DiNapoli

Contact: Matt Sweeney, 212-383-1388
For release: Immediately, April 19, 2018
NY STATE COMPTROLLER DiNAPOLI: WELLS FARGO NEEDS TO PULL BACK THE CURTAIN ON ITS INCENTIVE PAY PROGRAM
Troubled Bank Must Address Risks to its Customers and Investors

New York State Comptroller Thomas P. DiNapoli, trustee of the New York State Common Retirement Fund (the Fund), today announced that he has written to fellow Wells Fargo shareholders urging them to support his call for the bank to provide a report detailing the company’s efforts to determine whether its incentive pay practices have exposed it to financial loss. DiNapoli’s shareholder proposal will be put to a vote of fellow investors at the bank’s annual meeting on April 24.

“Incentive pay practices have been identified as contributing to the multiple crises at Wells Fargo,” DiNapoli said. “Investors need to know whether the company has taken steps to identify employees’ incentive-based compensation that could spur conduct that puts the bank, its customers and investors at risk. If investors don’t hear from Wells Fargo, we will be left to wonder when the next headline will inform us of a new scandal or more enforcement penalties. The board’s apparent failure to demonstrate effective oversight of these risky practices demands an overhaul of its directors.”

The Fund’s proposal specifically asks the bank to disclose whether it has identified employees or positions eligible to receive incentive-based compensation tied to performance or sales metrics that could motivate them to take excessive risks and expose the company to possible material losses.

Wells Fargo is facing multiple lawsuits from employees, customers and investors, and potentially $1 billion in fines as a result of its recent scandals. In recent weeks, the bank’s problems have only mounted; a federal investigation has been expanded into Wells Fargo’s wealth management division, which allegedly steered clients into investments that were not in their best interest in order to maximize bank revenue.

The Fund holds approximately 13,777,454 shares in Wells Fargo with an estimated value of $722,076,364 as of March 31, 2018.

In addition to pursuing greater daylight on Wells Fargo’s compensation practices at the bank’s annual meeting, the Fund will vote against six of the bank’s 12 directors, including CEO Timothy Sloan. The Fund will also vote against the auditor and the company’s proposed executive compensation plan.

The full text of DiNapoli’s letter to fellow Wells Fargo shareholders can be read here http://osc.state.ny.us/press/docs/wells-fargo-proposal-6.pdf.

The full text of DiNapoli’s shareholder proposal can be read here http://osc.state.ny.us/press/docs/wells-fargo-proposal.pdf.

About the New York State Common Retirement Fund
The New York State Common Retirement Fund is the third largest public pension fund in the United States, with an estimated $209.1 billion in assets under management as of Dec. 31, 2017. The Fund holds and invests the assets of the New York State and Local Retirement System on behalf of more than one million state and local government employees and retirees and their beneficiaries. The Fund has a diversified portfolio of public and private equities, fixed income, real estate and alternative instruments.
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Incentive pay practices contributed to multiple crises at @WellsFargo. At the bank's annual meeting April 24, we’re asking what it’s done to identify pay practices that could encourage misconduct and excessive risk-taking.
http://www.osc.state.ny.us/press/releases/apr18/041918.htm?%0D%0Autm_source=twitter.com&utm_medium=social&utm_term=corporate+governance&utm_content=20180419&utm_campaign=pension+fund